UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              SportsLine.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  848-934-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 26 Pages)

                                                              Page 2 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      SUMNER M. REDSTONE
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        17,326,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      17,326,740
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

      38.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

                                                              Page 3 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      NAIRI, Inc.
      I.R.S Identification No.  04-3446887
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        17,326,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      17,326,740
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      38.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 4 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      National Amusements, Inc.
      I.R.S Identification No.  04-2261332
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Maryland
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        17,326,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      17,326,740
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      38.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 5 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Viacom Inc.
      I.R.S Identification No.  04-2949533
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        17,326,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      17,326,740
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      38.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 6 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Westinghouse CBS Holding Company, Inc.
      I.R.S No.  25-1776511
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        16,876,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      16,876,740
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      37.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 7 of 26 Pages

CUSIP No.  848-934-10-5
--------------------------------------------------------------------------------
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CBS Broadcasting Inc.
      I.R.S. Identification No.  13-0590730
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)  [_]

      (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  (7)   Sole Voting Power
Number of

Shares            --------------------------------------------------------------
                  (8)   Shared Voting Power
Beneficially
                        16,876,740
Owned by Each     --------------------------------------------------------------
                  (9)   Sole Dispositive Power

Each Reporting
                  --------------------------------------------------------------
Person  With      (10)  Shared Dispositive Power

                        16,876,740
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      16,876,740
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      37.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

                                                              Page 8 of 26 Pages
--------------------------------------------------------------------------------
Item 1.   Security and Issuer

     This Amendment No. 5 (the "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 15, 2000, as amended (the "Schedule 13D") by CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of SportsLine.com, Inc., a Delaware corporation ("SportsLine" or the "Issuer") with its principal executive office located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

--------------------------------------------------------------------------------
Item 2.   Identity and Background

     Item 2 is amended as follows:

          "The executive officers and directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, as of June 30, 2004, are set forth on Schedules I through V attached hereto."

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is amended as follows:

          "It is anticipated that the source of funds for the transactions proposed by Viacom as described in Item 4 will be from Viacom's working capital."

--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction

     Item 4 is amended as follows:

          The last paragraph is deleted in its entirety and the following two paragraphs are added to the end thereof:

          "On June 30, 2004, CBSBI and the Issuer entered into a letter agreement amending Sections 10.2(b), 10.2(c) and 10.2(d) of the Agreement (as amended through March 5, 2003) to provide that the issuance of Common Shares and payment of cash by the Issuer to CBSBI, and the related calculation of fair market value, provided for in those sections would occur on August 1, 2004 instead of July 1, 2004. This description of the letter amendment is qualified in its entirety by reference to the letter agreement attached as Exhibit 1 to this Amendment.

          "On June 30, 2004, Viacom, subject to completion of due diligence, entering into a definitive agreement and certain other conditions, made a proposal to SportsLine to acquire each outstanding Common Share, other than shares held by CBSBI, for $1.50 in cash per share. This proposal was confirmed in a letter from Viacom to SportsLine dated June 30, 2004 (attached as Exhibit 3 to this Amendment; this description of the proposal is qualified in its entirety by reference to the attached letter). Viacom was also informed by SportsLine that the special committee of SportsLine's board of directors, which had previously been formed to evaluate strategic alternatives, would evaluate Viacom's proposal.

          "The proposal described above would be expected, if and when consummated, to result in the Common Shares ceasing to trade on the Nasdaq National Market and becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act."

--------------------------------------------------------------------------------

                                                              Page 9 of 26 Pages
--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended as follows:

          "(a) and (b)CBSBI is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, or approximately 37.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004).

          "W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, or approximately 37.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004).

          "Viacom (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by Westwood One, Inc. ("WWO"), as a result of an agreement between WWO and one of Viacom's wholly-owned subsidiaries, for a total beneficial ownership of 17,326,740 shares or approximately 38.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004).

          "NAIRI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 38.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004).

          "NAI (i) is the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 38.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004).

           "As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed (i) the beneficial owner, with shared dispositive and voting power, of 16,876,740 shares, and (ii) may also be deemed the beneficial owner, with shared voting power, of 450,000 shares held by WWO, for a total beneficial ownership of 17,326,740 shares or approximately 38.2%, of the Issuer's issued and outstanding Common Shares (based on a total of 45,327,956 Common Shares, including 42,763,853 Common Shares reported by the Issuer to be issued and outstanding as of April 30, 2004 and 2,564,103 additional Common Shares reported by the Issuer to have been issued in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2004)."

                                                             Page 10 of 26 Pages
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is amended as follows:

          "Except as described in Item 4 above, none of the Reporting Persons have entered into, or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or amendments thereto, filed by certain of the Reporting Persons and any predecessor thereof.

          "The information set forth under Item 4 above is incorporated by reference."

--------------------------------------------------------------------------------
Item 7.   Material to be Filed as Exhibits

     Exhibit 1 Letter Agreement dated June 30, 2004 from CBS Broadcasting Inc. to SportsLine.com, Inc.

     Exhibit 2 Joint Filing Agreement among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone.

     Exhibit 3   Letter dated June 30, 2004 from Viacom Inc. to SportsLine.com,
                 Inc.

                                                             Page 11 of 26 Pages


                                    SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


July   , 2004


                                        CBS Broadcasting Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Westinghouse CBS Holding Company, Inc.
                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        Viacom Inc.

                                        By: /s/ MICHAEL D. FRICKLAS
                                           -------------------------------------
                                           Michael D. Fricklas
                                           Executive Vice President


                                        NAIRI, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and President


                                        National Amusements, Inc.

                                        By: /s/ SUMNER M. REDSTONE
                                           -------------------------------------
                                           Sumner M. Redstone
                                           Chairman and Chief Executive Officer


                                         /s/ SUMNER M. REDSTONE
                                        ----------------------------------------
                                        Sumner M. Redstone
                                        Individually

                                                             Page 12 of 26 Pages


                                   SCHEDULE I

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 13 of 26 Pages


                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
President               7800 Beverly Boulevard    Operating Officer
                        Los Angeles, CA  90036    Viacom Inc.
                                                  7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Secretary and General Counsel
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Harry Isaacs            CBS Broadcasting Inc.     Senior Vice President-
Executive Vice          7800 Beverly Blvd.        Industrial Relations
President               Los Angeles, CA  90036    CBS Broadcasting Inc.
                                                  7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric G. Reynolds     Viacom Television         President
Executive Vice          Stations Group            Viacom Television Stations
President               513 West 57th Street      Group
                        New York, NY  10019       513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Dennis Swanson          Viacom Television         Executive Vice President,
Executive Vice          Stations Group            President and Chief Operating
President               513 West 57th Street      Officer
                        New York, NY  10019       Viacom Television Stations
                                                  Group
                                                  513 West 57th Street
                                                  New York, NY  10019

                                                             Page 14 of 26 Pages


                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan J. Holliday       CBS Broadcasting Inc.     Executive Vice President,
Executive Vice          7800 Beverly Blvd.        General Counsel and Assistant
President, General      Los Angeles, CA  90036    Secretary
Counsel and Assistant                             CBS Broadcasting Inc.
Secretary                                         7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President   1515 Broadway             Resources and Administration
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Vice President and      1515 Broadway             Treasurer
Treasurer               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Vice President          1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Bruce Taub              CBS Television Network    Senior Vice President and
Vice President and      51 West 52nd Street       Chief Financial Officer
Chief Financial         New York, NY  10019       CBS Television Network
Officer                                           51 West 52nd Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------

                                                             Page 15 of 26 Pages


                                    SCHEDULE II

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY 10036        Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 16 of 26 Pages


                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
President               7800 Beverly Boulevard    Operating Officer
                        Los Angeles, CA  90036    Viacom Inc.
                                                  7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             Secretary and General Counsel
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric G. Reynolds     Viacom Television         President
Executive Vice          Stations Group            Viacom Television Stations
President               513 West 57th Street      Group
                        New York, NY  10019       513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Dennis Swanson          Viacom Television         Executive Vice President and
Executive Vice          Stations Group            Chief Operating Officer
President               513 West 57th Street      Viacom Television Stations
                        New York, NY 10019        Group
                                                  513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President   1515 Broadway             Resources and Administration
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 17 of 26 Pages


                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Vice President and      1515 Broadway             Treasurer
Treasurer               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Vice President          1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Bruce Taub              CBS Television Network    Senior Vice President and
Vice President and      51 West 52nd Street       Chief Financial Officer
Chief Financial         New York, NY 10019        CBS Television Network
Officer                                           51 West 52nd Street
                                                  New York, NY 10019
----------------------- ------------------------- ------------------------------

                                                             Page 18 of 26 Pages


                                  SCHEDULE III

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Joseph A.               The National Center on    Chairman of the Board and
Califano, Jr.           Addiction and Substance   President
                        Abuse at Columbia         The National Center on
                        University                Addiction and Substance Abuse
                        633 Third Avenue,         at Columbia University
                        19th Floor                633 Third Avenue, 19th Floor
                        New York, NY  10017       New York, NY 10017
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William S. Cohen        The Cohen Group           Chairman and Chief Executive
                        1200 19th Street, N.W.    Officer
                        Suite 400                 The Cohen Group
                        Washington, DC  20036     1200 19th Street, N.W.
                                                  Suite 400
                                                  Washington, DC  20036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        450 Park Avenue           DND Capital Partners, LLC
                        New York, NY  10022       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Alan C. Greenberg       Bear, Stearns & Co.,      Chairman of the Executive
                        Inc.                      Committee
                        383 Madison Avenue,       Bear, Stearns & Co., Inc.
                        5th Floor                 383 Madison Avenue, 5th Floor
                        New York, NY  10179       New York, NY  10179
----------------------- ------------------------- ------------------------------

                                                             Page 19 of 26 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jan Leschly             Care Capital LLC          Chairman and CEO
                        47 Hulfish Street,        Care Capital LLC
                        Suite 310                 47 Hulfish Street, Suite 310
                        Princeton, NJ  08542      Princeton, NJ  08542
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David T. McLaughlin     Orion Safety Products     Chairman
                        276 Newport Road          Orion Safety Products
                        New London, NH  03257     276 Newport Road
                                                  New London, NH  03257
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric V. Salerno      400 Westchester Avenue,   Retired
                        2nd Floor                 Not applicable
                        White Plains, NY 10604
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William Schwartz        Cadwalader, Wickersham    Counsel
                        Wickersham & Taft         Cadwalader, Wickersham & Taft
                        100 Maiden Lane           100 Maiden Lane
                        New York, NY  10038       New York, NY  10038
----------------------- ------------------------- ------------------------------

                                                             Page 20 of 26 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Patty Stonesifer        Bill and Melinda Gates    Co-Chair and President
                        Foundation                Bill and Melinda Gates
                        1551 Eastlake Ave. East   Foundation
                        Seattle, WA  98102        1551 Eastlake Ave. East
                                                  Seattle, WA  98102
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert D. Walter        Cardinal Health, Inc.     Chairman and Chief Executive
                        7000 Cardinal Place       Officer
                        Dublin, OH  43017         Cardinal Health, Inc.
                                                  7000 Cardinal Place
                                                  Dublin, OH  43017
----------------------- ------------------------- ------------------------------

                                                             Page 21 of 26 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman of the Board   1515 Broadway             Chief Executive Officer
and Chief Executive     New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Thomas E. Freston       Viacom Inc.               Co-President and Co-Chief
Co-President and        1515 Broadway             Operating Officer
Co-Chief Operating      New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
Co-President and        7800 Beverly Boulevard    Operating Officer
Co-Chief Operating      Los Angeles, CA  90036    Viacom Inc.
Officer                                           7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President and Chief     New York, NY  10036       Officer
Financial Officer                                 Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President, General      New York, NY  10036       Viacom Inc.
Counsel and Secretary                             1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carl D. Folta           Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Corporate Relations
Corporate Relations     New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 22 of 26 Pages


                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Senior Vice President   1515 Broadway             Treasurer
and Treasurer           New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Controller and Chief
Controller and Chief    New York, NY  10036       Accounting Officer
Accounting Officer                                Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carol Melton            Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Government Relations
Government Relations    New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President,  1515 Broadway             Resources and Administration
Human Resources and     New York, NY  10036       Viacom Inc.
Administration                                    1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Martin M. Shea          Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Investor Relations
Investor Relations      New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 23 of 26 Pages


                                   SCHEDULE IV

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, INC.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director of National
                        Inc.                      Amusements, Inc.
                        1633 Broadway             National Amusements, Inc.
                        New York, NY  10019       200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and Executive
                        Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 24 of 26 Pages


                                   SCHEDULE IV
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, INC.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and            1515 Broadway             Chief Executive Officer
President               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
Executive Vice          200 Elm Street            Amusements, Inc. and
President               Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and NAIRI,
                        Dedham, MA  02026         Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Tilly Berman            National Amusements, Inc. Secretary of National
Secretary               200 Elm Street            Amusements, Inc. and NAIRI,
                        Dedham, MA  02026         Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------

                                                             Page 25 of 26 Pages


                                   SCHEDULE V

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director
                        Inc.                      National Amusements, Inc.
                        1633 Broadway             200 Elm Street
                        New York, NY  10019       Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------

                                                             Page 26 of 26 Pages


                                   SCHEDULE V
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and Chief      1515 Broadway             Chief Executive Officer
Executive Officer       New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
President               200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and Vice
                        Dedham, MA  02026         President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Tilly Berman            National Amusements, Inc. Secretary of National
Secretary               200 Elm Street            Amusements, Inc. and NAIRI,
                        Dedham, MA  02026         Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------